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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*

                             TTR TECHNOLOGIES, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   87305 U102
                                 (CUSIP NUMBER)

                             ----------------------

                               MR. IAN R. HALIFAX
                             CHIEF FINANCIAL OFFICER
                             MACROVISION CORPORATION
                            2830 DE LA CRUZ BOULEVARD
                          SANTA CLARA, CALIFORNIA 95050
                                 (408) 743-8600
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                     TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  MAY 28, 2003
                          (DATE OF EVENT WHICH REQUIRES
                            FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 87305 U102                                                 page 2 of 5

(1)   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Macrovision Corporation
      77-0156161

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

      (a)

      (b)  /X/

(3)   SEC USE ONLY

(4)   SOURCE OF FUNDS
      WC

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) / /

(6)   CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF                 (7)    SOLE VOTING POWER
SHARES                           0
BENEFICIALLY              (8)    SHARED VOTING POWER
OWNED BY                         0
EACH                      (9)    SOLE DISPOSITIVE POWER
REPORTING                        0
PERSON WITH               (10)   SHARED DISPOSITIVE POWER
                                 0

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      0

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES                  / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.0%

(14)  TYPE OF REPORTING PERSON
      CO

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CUSIP No. 87305 U102                                                 page 3 of 5

This Amendment No. 3 ("Amendment No. 3") amends the Report on Schedule 13D, originally filed on June 23, 2000, and subsequently amended by Amendment No. 1 filed on October 2, 2002, and Amendment No. 2 filed on November 8, 2003 (the original Report on Schedule 13D, along with Amendment No. 1 and Amendment No. 2 are collectively referred to as "Schedule 13D").

The purpose of this Amendment No. 3 is to report that Macrovision Corporation, a Delaware corporation (the "Reporting Person") no longer beneficially owns any securities of TTR Technologies, Inc., a Delaware corporation (the "Issuer") as of May 28, 2003, the date on which the Reporting Person completed the previously announced purchase of the copy protection and DRM assets of the Issuer.

ITEM 1.  SECURITY AND ISSUER.

This Amendment No. 3 relates to the common stock, par value $0.001 per share (the "Shares" or the "Issuer Common Stock") of the Issuer. The principal executive office of the Issuer is located at 575 Lexington Avenue, New York, New York 10022.

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c) This Amendment No. 3 is filed by Reporting Person. The address of the principal business and principal office of the Reporting Person is 2830 De La Cruz Boulevard, Santa Clara, California 95050. The Reporting Person develops and markets electronic license management, digital rights management and copy protection technologies for the enterprise software, consumer software, home video and music markets.

(d)-(f) remains as reported on Schedule 13D.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 remains as reported on Schedule 13D.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Item 4 as reported on Schedule 13D is amended by adding the text below immediately before the last paragraph of Item 4:

On May 28, 2003, the transaction was completed. The purchase price was $5.05 million and included the return to the Issuer by the Reporting Person of 1,880,937 shares of the Issuer's common stock that the Reporting Person purchased in January 2000. The terms of the definitive agreement signed by the two companies in November, 2002, called for the Reporting Person to pay between $4.85 million and $5.25 million, depending on whether the Issuer obtained various consents and releases with respect to certain of the assets to be sold. The two companies mutually agreed that based on the consents and releases the Issuer has obtained, that the cash payment would be $5.05 million.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 as reported on Schedule 13 is hereby amended to read in it entirety as follows:

(a)-(c) As of May 28, 2003, as a result of the completion of the transaction, described in Item 4 above, the Reporting Person no longer beneficially owns any securities of the Issuer.

(d) Not applicable

(e) As of May 28, 2003, the Reporting Person ceased to be the beneficial owner of any securities of the Issuer.

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CUSIP No. 87305 U102                                                 page 4 of 5

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 as reported on Schedule 13 is hereby amended to read in it entirety as follows:

There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1.  Stock Purchase Agreement dated as of January 10, 2000*

Exhibit 2.  Asset Purchase Agreement dated as of November 4, 2002**

Exhibit 3.  Voting Agreement dated as of November 4, 2002**

Exhibit 4.  Noncompetition Agreement dated as of November 4, 2002**

Exhibit 5.  Amendment to Asset Purchase Agreement


* Previously filed as an exhibit to Schedule 13D filed on October 2, 2002 and hereby incorporated by reference.
** Previously filed as an exhibit to Schedule 13D filed on November 8, 2002 and hereby incorporated by reference.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that this statement is true, complete and correct.


                                    MACROVISION CORPORATION



                                    By:     /s/ William A. Krepick
                                           -------------------------------------
                                    Name:  William A. Krepick
                                    Title: President and Chief Executive Officer


                                    Dated: May 30, 2003